Filed by: Callon Petroleum Company
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to 14a-12
under the Securities Exchange Act of 1934
Subject Company: Carrizo Oil & Gas, Inc.
Commission File No.: 000-29187-87

On November 20, 2019, Callon Petroleum Company (“Callon”) and Carrizo Oil & Gas, Inc. (“Carrizo”) issued the following press release:

ISS RECOMMENDS CALLON AND CARRIZO SHAREHOLDERS EACH VOTE "FOR" TRANSACTION

CALLON AND CARRIZO URGE SHAREHOLDERS TO VOTE "FOR" THE TRANSACTION

HOUSTON, Nov. 20, 2019 /PRNewswire/ -- Callon Petroleum Company (NYSE: CPE) ("Callon" or the "Company") and Carrizo Oil & Gas, Inc. (NASDAQ: CRZO) ("Carrizo") today announced that proxy advisory firm Institutional Shareholder Services ("ISS"), upon review of Callon's revised offer, now recommends that Callon shareholders vote "FOR" the acquisition of Carrizo and related proposals, as put forth in the proxy supplement filed on November 18, 2019. Additionally, ISS maintained its recommendation that Carrizo common shareholders vote "FOR" the acquisition by Callon.

In its updated report regarding Callon, dated November 19, 2019, ISS stated, "Given the material improvement in terms, along with the strategic rationale for the merger, as noted in our original analysis, support FOR the transaction is now warranted."1
Joe Gatto, President and Chief Executive Officer of Callon, stated, "We are pleased that ISS recognizes the strategic merits and financial benefits of the transaction with Carrizo and supports our Board's unanimous recommendation that shareholders vote 'FOR' the transaction. Combining with Carrizo will accelerate our strategy and strengthen Callon's positioning in the evolving industry landscape, creating a leading oil and gas company with scaled development operations poised to deliver durable free cash flow generation through commodity price volatility. We strongly urge all Callon shareholders to follow the recommendation of ISS and vote 'FOR' the amended merger agreement with Carrizo and related proposals."

Callon and Carrizo expect that the transaction will close during the fourth quarter of 2019, subject to approval by shareholders of both companies and other customary closing conditions.

Callon Special Meeting of Shareholders

The Special Meeting of Callon shareholders will be reconvened, and then adjourned before conducting any business, on December 13, 2019 until December 20, 2019, at 9:00 a.m. Central Time in the Advice & Counsel meeting room of the Hotel ZaZa, 9787 Katy Freeway, Houston, Texas. All shareholders of record of Callon common stock as of the close of business on October 7, 2019 will be entitled to vote their shares either in person or by proxy at the shareholder meeting.

Carrizo Special Meeting of Shareholders

The Special Meeting of Carrizo shareholders will be held on December 20, 2019, at 9:00 a.m. Central Time, at Two Allen Center, The Forum, 1200 Smith Street, 12th Floor, Houston, Texas 77002. All shareholders of record of Carrizo common stock as of the close of business on November 29, 2019, will be entitled to vote their shares either in person or by proxy at the shareholder meeting. Any proxies previously submitted by Carrizo shareholders with respect to the special meeting convened and adjourned on November 14, 2019 will not be counted. Carrizo shareholders must submit a new proxy in order for their votes to be counted.

Each vote is very important, regardless of the number of shares owned. Your failure to vote your shares of common stock or your abstention from voting will have the same effect as a vote "AGAINST" the transaction.

Callon Proxy Information

If you have any questions, need assistance in completing the proxy card, or need additional copies of the proxy materials, please call the firm assisting Callon with the solicitation of proxies:

INNISFREE M&A INCORPORATED
TOLL-FREE at +1 (888) 750-5834 (From the U.S. or Canada)

Carrizo Proxy Information

If you have any questions, need assistance in completing the proxy card, or need additional copies of the proxy materials, please call the firm assisting Carrizo with the solicitation of proxies:

MACKENZIE PARTNERS, INC.
TOLL-FREE at (800) 322-2885

About Callon

Callon is an independent energy company focused on the acquisition and development of unconventional onshore oil and natural gas reserves in the Permian Basin in West Texas. This news release is posted on Callon's website at www.callon.com and will be archived for subsequent review under the "News" link on the top of the homepage.

About Carrizo

Carrizo is a Houston-based energy company actively engaged in the exploration, development, and production of oil and gas from resource plays located in the United States. Our current operations are principally focused on proven, producing oil and gas plays in the Eagle Ford Shale in South Texas and the Permian Basin in West Texas.

No Offer or Solicitation

Communications herein do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Communications herein do not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any preferred stock of Carrizo.

Additional Information and Where to Find It

In connection with the proposed transaction, Callon has filed, and the Securities and Exchange Commission (the "SEC") has declared effective, a registration statement on Form S-4 (the "Registration Statement"), which contains a joint proxy statement of Callon and Carrizo that also constitutes a prospectus of Callon. This communication is not a substitute for the joint proxy statement/prospectus (or the supplement thereto) or the Registration Statement or for any other document that Callon or Carrizo may file with the SEC and/or send to Callon's shareholders and/or Carrizo's shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND CARRIZO ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (AND SUPPLEMENT THERETO), AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CALLON AND CARRIZO WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLON, CARRIZO AND THE PROPOSED TRANSACTION.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus (and supplement thereto), as each may be amended from time to time, and other relevant documents filed by Callon and Carrizo with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Callon will be available free of charge from Callon's website at www.callon.com under the "Investors" tab or by contacting Callon's Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by Carrizo will be available free of charge from Carrizo's website at www.carrizo.com under the "Investor Relations" tab or by contacting Carrizo's Investor Relations Department at (713) 328-1055 or IR@carrizo.com.

Participants in the Proxy Solicitation

Callon, Carrizo and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon's shareholders and Carrizo's shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on March 27, 2019. Information regarding the executive officers and directors of Carrizo is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 2, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus (and supplement thereto) and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication concerning the proposed transaction, including any statements regarding the expected timetable for reconvening the shareholder meetings or for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon's or Carrizo's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "anticipate," "likely" "plan," "positioned," "strategy," and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon's shareholders or Carrizo's shareholders to approve the transaction and related matters; whether any redemption of Carrizo's preferred stock will be necessary or will occur prior to the closing of the transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and Carrizo; the effects of the business combination of Callon and Carrizo, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies and other benefits in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Callon's Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019, each of which is on file with the SEC and available from Callon's website at www.callon.com under the "Investors" tab, and in other documents Callon files with the SEC, and in Carrizo's Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019, each of which is on file with the SEC and available from Carrizo's website at www.carrizo.com under the "Investor Relations" tab, and in other documents Carrizo files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor Carrizo assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Contact for Callon
Mark Brewer
Director of Investor Relations
or

Kate Schilling
Investor Relations
Callon Petroleum Company
ir@callon.com
(281) 589-5200

Contact for Carrizo
Jeffrey P. Hayden, CFA
Vice President - Financial Planning and Analysis
(713) 328-1044
or
Kim Pinyopusarerk
Manager - Investor Relations
(713) 358-6430

1 Permission to use quotations was neither sought nor obtained.